EXHIBIT 99.1

Internet Gold Announces the Results of the Creditors Meeting relating to the Searchlight Transaction.

Ramat Gan, Israel – July 30, 2019 – Further to the previous announcements by Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) with respect of the signing of the Searchlight Transaction and the Company’s petition submitted to the Tel Aviv-Jaffa District Court, pursuant to Section 350(a) of the Israeli Companies Law, to issue an order to convene a meeting of the Company’s creditors (the “Creditors’ Meeting”), the Company announces today that the Creditors Meeting held on July 30, 2019 unanimously approved the Searchlight Transaction with the required majority under Section 350.

Prior to the Creditors’ Meeting, the trustee of the Company’s debentures held preliminary meetings of each of the Company’s series of debenture. The trustee announced that all of the holders of Series D Debentures of the Company who participated in the Series D Debenture holders meeting (representing 54.65% of the outstanding par value of the Series D Debentures) voted in favor of the approval of the Transaction. The trustee further announced that all of the holders of Series C Debenture of the Company who participated in the Series C Debenture holders meeting voted in favor of the approval of the Transaction although because there was no quorum for the Series C Meeting the meeting was cancelled.

In addition, on July 29, 2019, B Communications Ltd. (“BComm”) (NASDAQ Global Select Market and TASE: BCOM), announced that the meetings of the debenture holders of BComm approved the Searchlight Transaction.

Following the Company’s shareholders’ meeting scheduled on August 08, 2019, the Company will approach the Israeli court to pursue an approval of the Searchlight Transaction.

There is no certainty that the Searchlight Transaction will be consummated.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forwardlooking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement. There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000